FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      [X]     Form 40-F     [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [   ]     No      [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

                Gold Fields Limited
                Reg. 1968/004880/06
                24 St. Andrews Road
                Parktown, 2193

                Postnet Suite 252
                Private Bag X30500
                Houghton, 2041
                South Africa

                Tel  +27 11 644-2400
                Dir  +27 11 644-2460                 Fax  +27 11 484-0639
                www.goldfields.co.za

M E D I A R E L E A S E

GOLD FIELDS TO SPEND A$125 MILLION ON A NEW MILL AT ST IVES, WESTERN AUSTRALIA

Johannesburg, 20 November 2003 – Gold Fields Limited (JSE, NYSE: GFI), today announced plans to construct a new A$125 million, 4.5 million ton per year gold ore processing facility at its St Ives operation at Kambalda, south of Kalgoorlie in Western Australia.

The new mill will be designed to boost annual production to approximately 600,000 ounces per year and is expected to reduce plant-operating costs by between A$4 and A$5 per ton.

With the expectation of productivity improvements and further discoveries at St Ives, the mill will be designed for ready expansion to 7-million tons per year throughput capacity, enabling the potential future exploitation of additional large, lower-grade areas of the resource.

While the current St Ives reserves of 3 million ounces will provide an estimated mine life of around 6 years, recently drilled mining inventory indicate a mine life of 9 years.

John Munro, Head of International Operations for Gold Fields said the future for St Ives was exciting, driven primarily by the encouraging exploration results encountered since Gold Fields started an intensified drilling programme two years ago, and optimisation opportunities that are now being realised.

“This investment will provide the platform for ongoing optimisation of the site, ensuring that St Ives remains a world class gold asset”, said Munro.

“This investment complements the recently announced US$159 million expansion at the Tarkwa mine in Ghana. The commitment of some US$250 million to these two mines underlines the potential of Gold Fields’ offshore assets and the continued drive for organic growth at a time when acquisitions offer marginal returns”, said Munro.

“We are focused on complete optimisation of the resource and the site. The aim is to expand and simplify all operations on the mine and reduce unit costs to ensure that the potential of the St Ives resource base can be fully exploited”, Munro said.

The decision for the new mill follows a two-year expanded exploration programme on the core tenements, culminating in a final feasibility study that was completed this month.

The new plant will replace the existing high unit operating cost 3.1 million ton per year facility, which is reaching the end of its useful economic operating life. In addition to the new plant it is currently planned to continue the existing heap leach operations at St Ives at the current rate of 2.2 million ton per annum.

Exploration expenditure of more than A$50 million over the past two years has led to the discovery of more than 2 million ounces at the site. This high rate of exploration expenditure is planned to continue for the next one to two years to further delineate the potential of this prospective camp.

Gold Fields Vice-President and Head of Australian Operations, Steven Banning, said the expansion and optimisation of St Ives will provide the foundation for a sustainable employment base at Kambalda.

“Gold Fields is taking a long term view with its investment in St Ives,” Banning said.

“We expect a long prosperous life, not just for the mine but also for Kambalda and Kalgoorlie. Both communities have gone out of their way to welcome Gold Fields into the Australian gold mining scene and we look forward to being a major gold contributor in the region well into the future”, he added.

Gold Fields is the world’s largest unhedged gold company, with annual attributable gold production of 4.33 million ounces and attributable Mineral Resources of 196 million ounces and Mineral Reserves of 84 million ounces. It has operations in South Africa, Australia and Ghana (West Africa) and gold and platinum group metals exploration projects throughout the world. The company’s primary listing is on the Johannesburg Securities Exchange in South Africa (GFI) with secondary listings on the London, Euronext, Paris, Brussels, and Swiss exchanges. The company’s American Depositary shares are listed on the New York Stock Exchange, also under the symbol GFI.

For further information:

South Africa
Willie Jacobsz
Senior Manager
Corporate Affairs & Investor Relations
Office +27 11 644-2460
Mobile +27 82 493-1377
investors@goldfields.co.za

North America
Cheryl A Martin
Senior Vice President
North American Investor Relations
Office +303 796-8683
Fax: +303 796-8293
camartin@gfexpl.com

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), G J Gerwel, N J Holland†
(Chief Financial Officer), J M McMahon†, G R Parker‡, R Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen,
C I von Christierson   *Canadian, †British, ‡American, Company Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED
Date: 20 November 2003
	By:	Name: Mr W J Jacobsz Title: Senior Vice President: Investor Relations and Corporate Affairs